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                               February 18, 2021

       Rohit Bhagat
       Chief Executive Officer
       FinTech Evolution Acquisition Group
       c/o 1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: FinTech Evolution
Acquisition Group
                                                            Registration
Statement on Form S-1
                                                            Filed February 11,
2021
                                                            File No. 333-252969

       Dear Mr. Bhagat:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed February 11, 2021

       General

   1. From the revisions to your fee table, it appears that you are registering the exercise of the warrants that are
included in the units you are offering. Please reconcile with the numerous disclosures
throughout your filing that indicating you are not registering the exercise of those
warrants. As examples only, please refer to pages 18, 69 and 156-57.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Rohit Bhagat
FinTech Evolution Acquisition Group
February 18, 2021
Page 2

       You may contact Heather Clark at (202) 551-3624 or Martin James at (202) 551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell at (202) 551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameRohit Bhagat
                                                          Division of
Corporation Finance
Comapany NameFinTech Evolution Acquisition Group
                                                          Office of
Manufacturing
February 18, 2021 Page 2
cc:       Douglas Ellenoff
FirstName LastName